

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2022

Joshua B. Goldstein
General Counsel and Secretary
Masterworks 108, LLC
225 Liberty St. 29th Floor
New York, New York 10281

>    **Re: Masterworks 108, LLC**
>    **Amendment No. 2 to Offering Statement on Form 1-A**
>    **Filed October 20, 2022**
>    **File No. 024-11812**

Dear Joshua B. Goldstein:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 11, 2022 letter.

Amendment No. 2 to Offering Statement on Form 1-A

General

1.    We note your response to comment 1 and reissue in part. We note your revised disclosure on page 40 regarding the net annualized returns for specific issuers who have sold a painting. Please revise to add detailed footnotes which explicitly quantify and detail how the disclosed net annualized returns to investors were calculated. In this regard, you should include a detailed breakdown with specific line items explicitly detailing how the disclosed net annualized return was calculated to include quantifying any fees, costs or profit shares which were deducted from the sale amount. The distribution waterfalls should be clearly quantified, detailed and tied to the disclosed net annualized return. Alternatively, please delete the metrics.

  Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any questions.


                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Trade & Services